Exhibit 99.1

CAPITALIZATION AND INDEBTEDNESS

The following table sets out the consolidated capitalization and indebtedness of ArcelorMittal at December 31, 2014, prepared on the basis of IFRS. You should read this table together with the Group’s consolidated financial statements and the other financial data appearing in its annual report on Form 20-F for the year ended December 31, 2014.

As of December 31, 2014
Short-term borrowings, including current portion of long-term debt(1)	2,522
Secured and Unguaranteed	79
Guaranteed and Unsecured	141
Secured and Guaranteed
Unsecured/Unguaranteed	2,302
Long-term borrowings, net of current portion(2)	17,275
Secured and Unguaranteed	633
Guaranteed and Unsecured	1,195
Secured and Guaranteed
Unsecured/Unguaranteed	15,447
Equity attributable to the equity holders of the parent	42,086
Non-controlling interests	3,074
Total equity	45,160
Total capitalization (Total shareholder’s equity plus Short-term borrowings plus Long-term borrowings)	64,957

(1)	Excludes $34 million of debt classified as held for sale.
(2)	Excludes $24 million of debt classified as held for sale.

On January 14, 2015, ArcelorMittal issued €750 million 3.125 percent Notes due on January 14, 2022 under its €3 billion wholesale Euro Medium Term Notes Programme. The proceeds of the issuance will be used for general corporate purposes.

On June 10, 2014, ArcelorMittal entered into an agreement for financing with a financial institution for $1.0 billion. The financial institution had the right to request early repayment once per year beginning in February 2015 until the final maturity on April 20, 2017. On February 13, 2015, ArcelorMittal elected to make an early repayment of such financing.

Except as disclosed herein, there have been no material changes in ArcelorMittal’s consolidated capitalization and indebtedness since December 31, 2014.

As of December 31, 2014, ArcelorMittal had guaranteed approximately $1.4 billion of debt of its operating subsidiaries.

As of December 31, 2014, ArcelorMittal had $6.0 billion available to be drawn under existing credit facilities.